Paul *Hastings*

Paul Hastings • Gaikokuho Kyodo Jigyo
34F Ark Mori Bldg., P.O. Box 577
1-12-32, Akasaka, Minato-Ku, Tokyo 107-6034 Japan
telephone 81 3 3586 4711 facsimile 81 3 3586 4705 www.paulhastings.com

RECEIVED

2005 NOV 22 P 3: 22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No.: 82-34801

[redacted]

05012771

011-81-3-6229-6014
howardcheng@paulhastings.com

November 18, 2005

SUPPL

Office of International Corporate Finance
Attn: Mr. Paul M. Dudek
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of HOYA CORPORATION, a corporation incorporated under the laws of Japan, we hereby furnish to the U.S. Securities and Exchange Commission the information set forth in Annex A attached hereto pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended.

In the event of any questions, please do not hesitate to contact the undersigned.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Howard Cheng
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

NOV 23 K

Enclosures

cc: Mr. Naoji Ito
HOYA CORPORATION

dlw 11/23

TKO # 73210.9

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE NOVEMBER 9, 2005

November 16, 2005

A. ENGLISH LANGUAGE DOCUMENTS

1. Notice of Treasury Stock Purchase through ToSTNet-2dated on November 14, 2005 submitted to the Tokyo Stock Exchange (Exhibit 1).

2. Notice of the Results of Treasury Stock Purchase through ToSTNet-2 dated on November 15, 2005 submitted to the Tokyo Stock Exchange (Exhibit 2).

B. JAPANESE LANGUAGE DOCUMENTS

1. Notice of Treasury Stock Purchase through ToSTNet-2dated on November 14, 2005 submitted to the Tokyo Stock Exchange (Exhibit 3). English translation also attached (Exhibit 1).

2. Notice of the Results of Treasury Stock Purchase through ToSTNet-2 dated on November 15, 2005 submitted to the Tokyo Stock Exchange (Exhibit 4). English translation also attached (Exhibit 2).

November 14, 2005

To whom it may concern

HOYA CORPORATION
Hiroshi Suzuki, CEO
Stock Code: 7741

Notice of Treasury Stock Purchase Through ToSTNeT-2

We hereby inform you that HOYA CORPORATION "the Company" decided the details as to purchase common shares of the Company as Treasury Stock in accordance with Article 211-3, Section 1-2 of the Commercial Code of Japan.

1. Method of purchase

The Company will purchase its shares through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System) (closing price orders) at 8:45 a.m. of November 15, 2005, at today's TSE closing price, JPY 4,020. The trading system and trading hours shall not be changed to other system and hours. This purchase order shall be made at this trading hour only.

2. Details of the purchase

(1) Shares to be purchased: Common stock of HOYA CORPORATION

(2) Aggregate number of shares to be purchased: 12,000,000 shares

(Note 1) The above number of shares shall not be changed that a part or all of such shares may not be purchased due to market conditions.

(Note 2) Purchase will be made to the extent that sell orders will match the buy order.

3. Announcement of the results of purchase

The results of the purchase will be disclosed after completion of the ToSTNeT-2 trades on November 15, 2005.

(Notes)

1) Decision of the Board of Directors meeting held on October 20, 2005.

Shares to be purchased:	Common shares of the Company
Maximum number of shares to be purchased:	16,000,000 shares
Maximum value of the purchase:	64 billion yen

2) Treasury shares purchased by November 14, 2005

Number of shares purchased:	0 shares
Aggregate purchased value:	0 yen

November 15, 2005

To whom it may concern

HOYA CORPORATION
Hiroshi Suzuki, CEO
Stock Code: 7741

Notice of the Results of Treasury Stock Purchase through ToSTNeT-2

Details of the Treasury Stock purchase announced on November 14, 2005 are provided below.

1. Reasons of purchase
The Company purchased its shares in order to implement flexible and speedy capital policy.

2. Type of shares purchased :	Common stock of HOYA CORPORATION
3. Total number of shares purchased :	11,738,500 shares
4. Total purchased value :	¥47,188,770,000
5. Method of the purchase :	Purchased at closing price through ToSTNeT-2 of the Tokyo Stock Exchange

(Notes)

1) Decision of the Board of Directors meeting held on October 20, 2005.

Shares to be purchased:	Common shares of the Company
Maximum number of shares to be purchased:	16,000,000 shares
Maximum value of the purchase:	¥64 billion

2) Treasury shares purchased by November 15, 2005

Number of shares purchased:	11,738,500 shares
Aggregate purchased value:	¥47,188,770,000

平成 17 年 11 月 14 日

各 位

会社名　HOYA株式会社
代表者名　代表執行役CEO 鈴木 洋
(コード番号 7741 東証第一部)
問合せ先　IR・広報グループ
マネジャー 伊藤直司
(TEL 03-3952-1160)

ToSTNeT-2 による自己株式の買付けに関するお知らせ

当社は、商法第 211 条の3第1項第2号の規定に基づく、自己株式の具体的な取得方法について決定いたしましたので、下記の通りお知らせいたします。

記

1. 取得の方法
本日(平成 17 年 11 月 14 日)の東京証券取引所市場第 1 部における当社普通株式の終値 4,020 円と同額で、平成 17 年 11 月 15 日午前 8 時 45 分の東京証券取引所の ToSTNeT-2(終値取引)において買付けの委託を行う(その他の取引制度や取引時間への変更は行わない)。当該買付注文は当該取引時間限りの注文とする。

2. 取得の内容
(1) 取得する株式の種類　　当社普通株式
(2) 取得する株式の総数　　1,200 万株
(注1) 当該株数の変更は行わない。ただし、市場動向等により、一部または全部の取得が行われない場合もある。
(注2) 取得予定株式数に対当する売付注文をもって買付を行う。

3. 取得結果の公表
平成 17 年 11 月 15 日午前 8 時 45 分の取引時間終了後に取得結果を公表する。

(ご参考)

1) 平成 17 年 10 月 20 日開催の当社取締役会における決議の内容

取得する株式の種類	当社普通株式
取得する株式の総数	1,600 万株(上限)
株式の取得価額の総額	640 億円(上限)

2) 平成 17 年 11 月 14 日現在における進捗状況

取得した株式の種類	0 株
取得価額の総額	0 円

以上

平成 17 年 11 月 15 日

各 位

会社名 HOYA株式会社
代表者名 代表執行役CEO 鈴木 洋
(コード番号 7741 東証第一部)
問合せ先 IR・広報グループ
マネジャー 伊藤直司
(TEL 03-3952-1160)

ToSTNeT-2 による自己株式の取得結果に関するお知らせ

当社は、平成 17 年 11 月 14 日にお知らせしました自己株式の取得について、本日下記の通り実施いたしましたので、お知らせいたします。

記

1. 取得理由
機動的な資本政策を遂行するために、自己株式を取得したものです。

2. 取得した株式の種類 当社普通株式

3. 取得した株式の総数 11,738,500 株

4. 取得価額 47,188,770,000 円

5. 取得日 平成 17 年 11 月 15 日

6. 取得方法 東京証券取引所の ToSTNeT-2(終値取引)による買付け

(ご参考)

1) 平成 17 年 10 月 20 日開催の当社取締役会における決議の内容

取得する株式の種類	当社普通株式
取得する株式の総数	1,600 万株(上限)
株式の取得価額の総額	640 億円(上限)

2) 平成 17 年 11 月 15 日現在における進捗状況

取得した株式の種類	11,738,500 株
取得価額の総額	47,188,770,000 円

以上